Mail Stop 3561

December 7, 2007

By U.S. Mail and facsimile (207) 761-6139
Mark S. Thompson
President and Chief Executive Officer
Fairchild Semiconductor International, Inc.
82 Running Hill Road
South Portland, ME 04106

Re: **Fairchild Semiconductor International, Inc.**
        Definitive 14A
        Filed March 30, 2007
        File No. 001-15181

Dear Mr. Thompson:

        We have reviewed your response letter dated September 21, 2007 and have the following comment. Please respond to our comment by December 21, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to our prior comments 5 and 7. Please provide us with a more detailed analysis of how disclosure of each target would result in competitive harm. For example, but without limitation, tell us specifically how disclosure of manufacturing goals for a *past* fiscal year could be used against you in future years to capture customer sales and gain market share at your expense or enable your subcontractor foundries to negotiate more favorable margin and yield terms. Why would a past year's targets necessarily be predictive of your strategic plans in future years given the varying levels of difficulty for achievement of targets that the compensation committee could set from one year to the next?

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel